Pheton Holdings Ltd

November 16, 2023

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Industrial Applications & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Pheton Holdings Ltd
Registration Statement on Form F-1
Filed October 11, 2023
File No. 333-274944

Ladies and Gentlemen:

This letter is in response to the letter dated November 3, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Pheton Holdings Ltd (the “Company,” “we,” and “our”) regarding the above-mentioned Registration Statement on Form F-1 filed on October 11, 2023. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form F-1 filed October 11, 2023

Explanatory Note, page i

1. We note that you have included a resale prospectus. Please revise your filing to clarify the following:

●	Whether the offerings are being conducted concurrently or whether the primary offering must close prior to the resale offering taking place; and

●	The risks related to potential price volatility/depreciation for investors in the primary offering as a result of the resale being a large volume of shares and potentially at different pricing after the initial fixed price.

Response: In response to the Staff’s comment, we have revised our disclosures under “Explanatory Note” to clarify that the offerings are being conducted concurrently; and we have added a detailed explanation of the risks associated with potential price volatility or depreciation for investors in the primary offering on pages 10 and 49 of the Amended Registration Statement.

Prospectus Cover Page, page 1

2. Please revise the resale prospectus cover page to include the material information about the initial public offering and revise the public offering prospectus to disclose the information on the selling shareholder offering.

Response: In response to the Staff’s comment, we have updated the cover page of the Resale Prospectus to include the material information about the initial public offering. Additionally, we have amended the cover page, and pages ii and iii of the Public Offering Prospectus to disclose the information on of the selling shareholder offering.

Note 3. Accounts Receivable, Net, page F-38

3. Please help us better understand how you determined your allowance for doubtful accounts as of June 30, 2023, based on your stated accounting policy of provisioning for all accounts receivables that were overdue for more than 90 days. In this regard, we note your accounts receivable balance as of December 31, 2022, was $499,000. You disclose approximately 85% was attributable to your two top customers, which approximates $424,000. You disclose you collected more than 50% of contract receivables from these customers up through June 30, 2023, which would indicate that at least $212,000 has been collected. Please further clarify how much was actually collected. If only $212,000 was collected, we would expect a more significant increase in the allowance. The allowance has only increased by $23,000 from December 31, 2022 to June 30, 2023.

Response: The Company respectfully advises the Staff that, while accounts receivable are considered overdue after 90 days, they are not automatically provisioned for full allowance. The Company estimates allowances for the expected provision for credit losses on accounts receivable based upon the current expected credit losses (“CECL”) model by pooling accounts receivable into various age buckets (e.g., less than 1 year, 1-2 years and longer than 2 years) to reflect similar risk characteristics and expected credit loss within each category. The expected credit loss rates applied range from 3% to 100%. The Company has fully provided CECL for accounts receivable aging over two years.

As of June 30, 2023, the Company has collected $217,529 of the balance of the Company’s total accounts receivable as of December 31, 2022. The Company’s accounts receivable aging for the months ended June 30, 2023 are as follows.

	Less than 1 year	1-2 years	Over 2 years	Total
Accounts receivable Balance($)	$195,578	$157,517	$32,695	$385,790
Credit loss rates	3%-5%	20%	100%
Allowance	$9,084	$31,503	$32,695	$73,282
Total accounts receivables, Net	$186,494	$126,014	$-	$312,508

Generally, we are able to collect more than 75% within one year from the due date of the accounts receivable. As of June 30, 2023, we have made a provision equivalent to 19% of the total accounts receivable amount, aligning with our risk assessment and historical data. Furthermore, our customers are typically reputable public hospitals, with whom the Company has experienced no material history of default losses. Based on reviews of the accounts receivable aging, an assessment of the customer’s history and current creditworthiness, and the probability of collection, we believe our provision to be a reasonable and sufficient estimate of expected credit losses.

General

4. We note your response to prior comment 8 and reissue the comment in full. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the prior amendment that was confidentially submitted on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please fully restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023. As examples, and without limitation, we note that your revised disclosure in the latest amendment still does not addresses the following points:

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and “governmental control” of currency conversion may delay or prevent you from using the proceeds of this offering to make loans or additional capital contributions to your PRC operating entity;

●	Interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China may be quick with “little advance notice,” could limit the legal protection available;

●	Implementation and interpretations of laws, regulations and rules are not always undertaken in a uniform matter and enforcement of these laws, regulations and rules involves “uncertainties;” and

●	Policies that may specifically “harm” your financial results, and not just “affect” your financial results

Response: In response to the Staff’s comment, we have restored the relevant disclosures on pages 5 to 8, 15 to 17, 22 to 23 and 29, and on the cover pages of both the Public Offering Prospectus and the Resale Prospectus.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Ying Li, Esq., of Hunter Taubman Fischer& Li LLC, at yli@htflawyers.com.

Very truly yours,

/s/ Jianfei Zhang
Name:	Jianfei Zhang
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc:	Nudrat Salik, Terence O’Brien, Nicholas O’Leary and Lauren Nguyen, Securities and Exchange Commission
Ying Li, Esq., Hunter Taubman Fischer & Li LLC

3